

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2023

Kimball Carr
Chief Executive Officer
Inspire Veterinary Partners, Inc.
780 Lynnhaven Parkway
Suite 400
Virginia Beach, VA 23452

> **Re: Inspire Veterinary Partners, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed August 17, 2023**
> **File No. 333-271198**

Dear Kimball Carr:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2023 letter.

Amendment No. 8 to Registration Statement on Form S-1 filed August 17, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Loan Payable, page 50

1. We note your disclosure regarding a financing arrangement for gross proceeds of $1,050,000 entered into on May 30, 2023. Please identify the unrelated third-party financial institution with which you entered into the arrangement, and clarify why you entered into this financing arrangement. Please also file the financing agreement as an exhibit to the Registration Statement or explain to us why you believe you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K.

Note 8. Stockholders' Equity, page F-61

2.   On June 30, 2023, you issued 442,458 shares of Series A Preferred Stock to the holders of the Bridge Notes in exchange for the full extinguishment of the Bridge Notes and correspondingly recorded a debt extinguishment loss. We note that the Exchange Agreements will be deemed rescinded and the former Bridge Notes will be deemed reinstated if you do not close this offering on or before September 1, 2023. In this regard, please tell us how you determined it was appropriate to treat this as a debt extinguishment pursuant to ASC 470-50. In regard to the Series A Preferred Stock, please address what consideration was given to the guidance in ASC 480-10-S99 in determining that these shares should be treated as permanent equity.

        You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Joe Laxague, Esq.